SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-17 (MM/DD/YY) AND ENDING 09-30-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelina Hendraka (650)525-7085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *If individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Angelina Hendraka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 14th day of November, 2018, by Angelina Hendraka, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

LIMEI YUN
Notary Public - California
San Mateo County
Commission # 2212292
My Comm. Expires Sep 28, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of,
Franklin Templeton Financial Services Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Franklin Templeton Financial Services Corp. (the "Company") as of September 30, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 9, 2018

We have served as the Company's auditor since 2001.

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2018

Assets		
Cash and cash equivalents	$	2,006,020
Due from affiliates		978,444
Other		60,956
Total Assets	**$**	**3,045,420**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	31,780
Due to affiliates		912,907
Total liabilities		944,687
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		—
Additional paid in capital		8,605,169
Accumulated deficit		(6,504,436)
Total stockholder's equity		2,100,733
Total Liabilities and Stockholder's Equity	**$**	**3,045,420**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer, and with the Commodities Futures Trading Commission (the "CFTC") as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U. S. broker-dealers, and the Securities Investor Protection Corporation.

The Company operates as an introducing broker-dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

The Company distributes private placements, limited partnerships, and institutional class mutual funds to corporations, pension plans, trusts, and fiduciary clients on behalf of other Franklin subsidiaries. The Company also has a services agreement with a third-party investment manager under which the Company provides placement services.

Risks and Uncertainties

During the fiscal year ended September 30, 2018 ("fiscal year 2018"), the global equity markets experienced volatility but provided strong positive returns, reflecting, among other things, generally positive U.S. economic data tempered by concerns about rising interest rates, global trade tensions and political uncertainty.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

Pursuant to the Dodd-Frank Act, the SEC may establish different standards for broker-dealers in their interaction with retail customers, which could increase the Company's sales and/or distribution costs. In April 2018, the SEC proposed rules that would apply to all retail investors and would, among other things: require broker-dealers to act in the best interest of their retail customers when recommending securities and provide additional disclosure about the scope and terms of the relationship; clarify the fiduciary duty that an investment adviser owes to its clients; and require a new short-form disclosure document to inform clients of the nature of their relationships with investment professionals and investment advisers, including differences in the principal types of services offered, the legal standards of conduct that apply to each, the fees a client might pay, and conflicts of interest that may exist.

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 9, 2018, which is the date that the statement of financial condition was issued.

Related Parties
Related parties include affiliated entities. The Company enters into transactions during the ordinary course of business with these affiliated entities, which are recorded and settled through intercompany accounts. Amounts due to and from affiliates relate to these transactions.

Cash and Cash Equivalents
Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Income Taxes
The Company is included in the consolidated U.S. federal and combined New York State and New York City income tax returns for Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The impact on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in income tax expense in the period that includes the enactment date.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

There was no new accounting guidance adopted by the Company during fiscal year 2018 and there is no new accounting guidance not yet adopted that is expected to impact the Company's statement of financial condition.

4. Taxes on Income

The Tax Cuts and Jobs Act (the "Tax Act") was enacted into law in the U.S. on December 22, 2017. The Tax Act includes various changes to the tax law, including a permanent reduction in the corporate income tax rate. The Tax Act reduced the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The Company's federal statutory rate for the fiscal year 2018 was a blended 24.5%, based on the pre- and post-Tax Act rates, and will be 21% for the future fiscal years.

At September 30, 2018, there were $8,686,382 in federal net operating loss carry-forwards of which $8,363,662 can be carried forward 20 years and will expire between 2022 and 2037 and $322,720 can be carried forward indefinitely. The tax impact on these loss carry-forwards has been utilized by Franklin as of September 30, 2018.

At September 30, 2018, there were $9,247,849 and $5,536,779 in State of New York and New York City net operating loss carry-forwards, respectively, expiring between 2035 and 2038. The tax impact on those loss carry-forwards is $968,563, which is transferred to Franklin.

At September 30, 2018, the Company has no gross unrecognized tax benefits.

5. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

6. Net Capital Requirement

FTFS is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17 ("the CFTC Rule"), each of which require the maintenance of minimum net capital.

In accordance with Rule 15c3-1, FTFS is required under the basic method to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $50,000. In addition, FTFS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. The CFTC rule requires a $62,979 net capital minimum.

As of September 30, 2018, FTFS had net capital of $1,025,953, which was $962,974 in excess of its required net capital of $62,979 under Rule 15c3-1 and the CFTC Rule. The ratio of aggregate indebtedness to net capital was 0.92 to 1.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, FTFS is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

FTFS claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition

September 30, 2018